O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

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March 21, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Benchmark Electronics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2016 by Engaged Capital, LLC et al.
File No. 001-10560

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 18, 2016 (the “Staff Letter”) with regard to the above-referenced matter filed on March 11, 2016 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Shareholders

1.
We note the statement that Engaged Capital is soliciting proxies to elect candidates who have been nominated by the company (other than certain individuals). Please revise to state that you are seeking authority to vote for those candidates, rather than soliciting proxies.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the cover letter to shareholders and page 1 of the Proxy Statement.

2.	Please represent that you will vote for all company nominees, other than those specified. See Rule 14a-4(d)(4)(ii).

Engaged Capital acknowledges the Staff’s comment and hereby represents that it will vote for all company nominees, other than those specified.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 21, 2016

3.
We note the statement that a vote to elect your nominees will have the legal effect of replacing three incumbent directors with your nominees. Please clarify that this assumes that the requisite number of similar votes have been obtained.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see the cover letter to shareholders and page 16 of the Proxy Statement.

Background to the Solicitation, page 4

4.	Please disclose, if true, that the company offered on February 19, 2016 for Mr. Welling to meet with Mr. Tufano and whether Mr. Welling accepted that invitation.

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental response.

On February 19, 2016, Mr. Welling had a conversation with Gayla Delly, the Company’s CEO and Bernee Strom, Chairwoman of the Company’s Nominating/Corporate Governance Committee.  On the call, when asked by Mr. Welling if the Company was interviewing alternative directors to Engaged Capital’s nominees, Ms. Delly and Ms. Strom indicated that they were interviewing alternative candidates and had met an individual that the Board liked.  Ms. Delly and Ms. Strom further indicated that they thought if Mr. Welling met the individual, whose name was not revealed during the conversation, that he would also believe the individual would be a good director with the financial skills and expertise Engaged Capital believed was needed in the boardroom.  Mr. Welling indicated to Ms. Delly and Ms. Strom that he was interested in putting the highest quality directors in the boardroom and was interested in meeting their identified potential director but that he likewise wanted Ms. Delly and Ms. Strom to meet Engaged Capital’s nominees.  Mr. Welling further stated that as long as they could agree on a framework for settlement of the pending proxy contest, he saw no reason the introductions could not take place.  The representatives from the Company indicated they were not interested in discussing a framework for settlement and did not ask Mr. Welling specifically if he would like to meet their potential director.

5.	Please disclose, if true, that Mr. Welling stated on February 19, 2016 that a condition to any settlement would be Mr. Springstubb joining the board of directors.

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental response.

During the discussion with Ms. Delly and Ms. Strom on February 19, 2016, no settlement discussions or even an outline for a potential settlement were discussed. Mr. Welling did tell Ms. Delly and Ms. Strom that he would prefer to find a path to settlement rather than end up at a contested annual election. He further explained that he believed direct shareholder representation was needed on the Benchmark Board and that he had a highly qualified nominee who he believed could bring a shareholder’s perspective into the boardroom, which is Brendan Springstubb.  Mr. Welling did indicate to Ms. Delly and Ms. Strom that if they were going to discuss a potential settlement with the Board, it should include Mr. Springstubb.

6.
We note the statement that on February 19, 2016 the company representatives did not indicate any willingness to consider any settlement options that included the appointment of any Engaged Capital nominee to the board of directors. Please disclose clearly whether Engaged Capital made a settlement offer at that time, and, if so, the details of that offer. The disclosure appears to speculate about the response of the company representatives to such an offer.

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental response.

March 21, 2016

Engaged Capital respectfully refers the Staff to its response directly above, which confirms that no settlement discussions or even an outline for a potential settlement were discussed on February 19, 2016 other than Mr. Welling’s reiteration of his desire to settle and his request that the Company enter into meaningful settlement discussions. When Mr. Welling suggested that Mr. Springstubb was an important component to any settlement that the Company might propose in the future, Ms. Strom responded strongly questioning Mr. Springstubb’s qualifications, clearly indicating the Company’s disinterest in nominating Mr. Springstubb to the Board.  This was not a response to a settlement offer – it was a response to Engaged Capital’s indication that any settlement proposal or outline would need to include Mr. Springstubb in light of Engaged Capital’s belief that a shareholder representative is needed in the boardroom.

We Believe Benchmark Shares Are Deeply Undervalued, page 9

7.
Disclosure states that tangible book value per diluted share was $19.21 as of December 31, 2015. We understand that this measure was actually $18.37 at that time. Please revise, or advise us as to you reasoning.

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental information, which demonstrates that the tangible book value per diluted share was $19.21 as of December 31, 2015.

We Are Concerned with Benchmark’s Inefficient Management of Working Capital, page 10

8.
Disclosure states that $6.11 per share would represent 28% of the company’s market valuation. Please disclose the date of determination. In addition, please address any countervailing adverse impact on prices paid by the company’s customers and the prices paid by the company to its suppliers if it changed its receivables and payables terms in the manner described.

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental information, which shows that $6.11 per share would represent 28% of the Company’s market valuation.

March 21, 2016

This analysis was completed by Engaged Capital on March 10, 2016, the day before the filing of its Proxy Statement on March 11, 2016.  Please see page 10 of the Proxy Statement, which has been revised to include the date of determination.

Engaged Capital believes that it is not practicable to estimate what, if any, countervailing adverse impact on the prices paid by the Company’s customers or on the prices paid by the Company to the Company’s suppliers if it changed its receivables and payables terms in the manner described, for the following reasons:

(1)	It is unknown how much of the Company’s receivables and payables inefficiency is a product of the Company’s own shortcomings as an operator, rather than contractual limits on payment terms; and
(2)
Members of the Company’s management team have stated in conversations with Engaged Capital that they expect no impact on operating margins from achieving management’s targeted improvements in working capital efficiency, which would indicate that there would be no adverse impact on prices paid by the Company to its suppliers, or on prices received by the Company by its customers.

We are Concerned with the Company’s Executive Compensation Practices, page 11

9.
Disclosure indicates concern with the automatic accelerated vested of outstanding equity awards upon a change in control of the company. Please clarify, if true, that such acceleration would occur only if the awards were not assumed or substituted with equivalent awards by the successor corporation.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 13 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Glenn W. Welling, Engaged Capital, LLC
Steve Wolosky, Olshan Frome Wolosky LLP